Exhibit 99.2

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2020 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Financial Statements

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,	June 30,
		2020	2019	2020
		(Unaudited)	(Audited)	(Unaudited)
				Convenience Translation
	Note	€ in thousands		into US$ in thousands*
Assets
Current assets
Cash and cash equivalents		51,232	44,509	57,393
Marketable securities	4	2,226	2,242	2,494
Short term deposits	4	6,439	6,446	7,213
Restricted cash	4	-	22,162	-
Receivable from concession project		1,486	1,463	1,665
Financial assets		-	1,418	-
Trade and other receivables	5	4,790	4,882	5,366
		66,173	83,122	74,131
Non-current assets
Investment in equity accounted investee	6	32,165	33,561	36,033
Advances on account of investments		882	883	988
Receivable from concession project		26,173	27,122	29,320
Fixed assets	8	194,521	114,389	217,913
Right-of-use asset		15,291	15,401	17,130
Intangible asset		4,857	5,042	5,441
Restricted cash and deposits	4	10,275	10,956	11,511
Deferred tax		5,777	2,285	6,472
Long term receivables	5	5,305	12,249	5,943
Derivatives	7	209	5,162	234
		295,455	227,050	330,985
Total assets		361,628	310,172	405,116
Liabilities and Equity
Current liabilities
Current maturities of long term bank loans**		4,603	4,138	5,157
Current maturities of long term loans**		2,472	-	2,769
Debentures		4,592	26,773	5,144
Trade payables		1,730	1,765	1,940
Other payables		5,425	5,010	6,077
		18,822	37,686	21,087
Non-current liabilities
Lease liability		15,487	15,402	17,349
Liabilities to banks **		110,906	**40,805	124,243
Other long-term loans **		46,711	**48,377	52,328
Debentures		40,087	44,811	44,908
Deferred tax		6,854	6,467	7,678
Other long-term liabilities		1,289	1,795	1,444
Derivatives	7	14,152	7,263	15,854
		235,486	164,920	263,804
Total liabilities		254,308	202,606	284,891

Equity
Share capital		23,933	21,998	26,811
Share premium		75,433	64,160	84,504
Treasury shares		(1,736)	(1,736)	(1,945)
Transaction reserve with non-controlling Interests		6,106	6,106	6,840
Reserves		(1,454)	3,283	(1,629)
Retained earnings		9,346	12,818	10,470
Total equity attributed to shareholders of the Company		111,628	106,629	125,051
Non-Controlling Interest		(4,308)	937	(4,826)
Total equity		107,320	107,566	120,225
Total liabilities and equity		361,628	310,172	405,116

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)
**Reclassified

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income (Loss)

	For the six	For the six	For the year	For the six
	months ended	months ended	ended December	months ended
	June 30, 2020	June 30, 2019	31, 2019	June 30, 2020
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
	€ in thousands (except per share amounts)			into US$*

Revenues	4,214	10,303	18,988	4,721
Operating expenses	(2,146)	(3,455)	(6,638)	(2,404)
Depreciation and amortization expenses	(1,447)	(3,043)	(6,416)	(1,621)
Gross profit	621	3,805	5,934	696

Project development costs	(2,338)	(2,714)	(4,213)	(2,619)
General and administrative expenses	(2,204)	(1,879)	(3,827)	(2,469)
Share of profits of equity accounted investee	850	31	3,086	952
Other income (expenses), net	-	-	(2,100)	-
Capital gain	-	-	18,770	-
Operating profit (loss)	(3,071)	(757)	17,650	(3,440)

Financing income	886	870	1,827	993
Financing income in connection with derivatives and warrants, net	1,099	460	897	1,231
Financing expenses	(3,095)	(4,457)	(10,877)	(3,467)
Financing expenses, net	(1,110)	(3,127)	(8,153)	(1,243)

Profit (loss) before taxes on income	(4,181)	(3,884)	9,497	(4,683)
Tax benefit (Taxes on income)	(88)	(514)	287	(99)
Profit (loss) for the period	(4,269)	(4,398)	9,784	(4,782)
Profit (loss) attributable to:
Owners of the Company	(3,472)	(2,751)	12,060	(3,890)
Non-controlling interests	(797)	(1,647)	(2,276)	(892)
Profit (loss) for the period	(4,269)	(4,398)	9,784	(4,782)
Other comprehensive income (loss) items that
after initial recognition in comprehensive income
(loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign Operations	(86)	982	2,103	(97)
Effective portion of change in fair value of cash flow hedges	(9,289)	(368)	1,076	(10,406)
Net change in fair value of cash flow hedges transferred to profit or loss	190	(1,104)	(1,922)	213
Total other comprehensive income (loss)	(9,185)	(490)	1,257	(10,290)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(4,737)	(13)	2,114	(5,307)
Non-controlling interests	(4,448)	(477)	(857)	(4,983)
Total other comprehensive income (loss)	(9,185)	(490)	1,257	(10,290)

Total comprehensive income (loss) for the period	(13,454)	(4,888)	11,041	(15,072)

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	(8,209)	(2,764)	14,174	(9,197)
Non-controlling interests	(5,245)	(2,124)	(3,133)	(5,875)
Total comprehensive income (loss) for the period	(13,454)	(4,888)	11,041	(15,072)

Basic earnings (loss) per share	(0.29)	(0.26)	1.09	(0.32)
Diluted earnings (loss) per share	(0.29)	(0.26)	1.09	(0.32)

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2020 (unaudited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the period	-	-	(3,472)	-	-	-	-	(3,472)	(797)	(4,269)
Other comprehensive loss for the period	-	-	-	-	(98)	(4,639)	-	(4,737)	(4,448)	(9,185)
Total comprehensive loss for the period	-	-	(3,472)	-	(98)	(4,639)	-	(8,209)	(5,245)	(13,454)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	1,935	11,253	-	-	-	-	-	13,188	-	13,188
Share-based payments	-	20	-	-	-	-	-	20	-	20
Balance as at June 30, 2020	23,933	75,433	9,346	(1,736)	4,258	(5,712)	6,106	111,628	(4,308)	107,320

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
							Transaction
			Retained		Translation reserve		reserve with
	Share	Share	earnings (accumulated	Treasury	from foreign	Hedging	non- controlling
	capital	Premium	deficit)	shares	operations	Reserve	Interests	Total
	€ in thousands
For the six months ended June 30, 2019 (unaudited):
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Loss for the period	-	-	(2,751)	-	-	-	-	(2,751)	(1,647)	(4,398)
Other comprehensive loss for the period	-	-	-	-	1,459	(1,472)	-	(13)	(477)	(490)
Total comprehensive loss for the period	-	-	(2,751)	-	1,459	(1,472)	-	(2,764)	(2,124)	(4,888)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,614	5,614	4,899	10,513
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	3	-	-	-	-	-	3	-	3
Balance as at June 30, 2019	19,988	58,358	(1,993)	(1,736)	2,855	(1,699)	5,614	81,387	1,217	82,604

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
							Transaction
					Translation		reserve
	Share	Share	Retained	Treasury	Reserve from foreign	Hedging	with non- controlling
	capital	premium	earnings	shares	operations	Reserve	Interests	Total
	€ in thousands
For the year ended December 31, 2019 (audited):
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss) for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive loss for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive loss for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$*
For the six months ended June 30, 2020 (unaudited):
Balance as at January 1, 2020	24,643	71,876	14,360	(1,945)	4,880	(1,202)	6,840	119,452	1,049	120,501
Loss for the period	-	-	(3,890)	-	-	-	-	(3,890)	(892)	(4,782)
Other comprehensive loss for the period	-	-	-	-	(110)	(5,197)	-	(5,307)	(4,983)	(10,290)
Total comprehensive loss for the period	-	-	(3,890)	-	(110)	(5,197)	-	(9,197)	(5,875)	(15,072)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	2,168	12,606	-	-	-	-	-	14,774	-	14,774
Share-based payments	-	22	-	-	-	-	-	22	-	22
Balance as at June 30, 2020	26,811	84,504	10,470	(1,945)	4,770	(6,399)	6,840	125,051	(4,826)	120,225

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six	For the six	For the year	For the six
	months ended	months ended	ended December	months ended
	June 30, 2020	June 30, 2019	31, 2019	June 30, 2020
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
	€ in thousands			into US$*
Cash flows from operating activities
Income (loss) for the period	(4,269)	(4,398)	9,784	(4,782)
Adjustments for:
Financing expenses, net	1,110	3,127	8,153	1,243
Capital gain	-	-	(18,770)	-
Depreciation	1,447	3,043	6,416	1,621
Share-based payment transactions	20	3	8	22
Share of profits of equity accounted investees	(850)	(31)	(3,086)	(952)
Payment of interest on loan by an equity accounted investee	582	370	370	652
Change in trade receivables and other receivables	127	(1,744)	403	142
Change in other assets	(234)	(708)	(1,950)	(262)
Change in receivables from concessions project	704	646	1,329	789
Change in accrued severance pay, net	-	8	9	-
Change in trade payables	(35)	1,065	461	(39)
Change in other payables	368	1,054	5,336	412
Income tax expense (tax benefit)	88	514	(287)	99
Income taxes paid	-	-	(100)	-
Interest received	869	835	1,719	974
Interest paid	(1,853)	(2,655)	(6,083)	(2,076)
Net cash provided by (used in) operating activities	(1,926)	1,129	3,712	(2,157)

Cash flows from investing activities
Acquisition of fixed assets	(81,280)	(44,519)	(74,587)	(91,054)
Acquisition of subsidiary, net of cash acquired	-	(1,000)	(1,000)	-
Proceeds from sale of investments	-	-	34,586	-
Compensation as per agreement with Erez Electricity Ltd.	1,418	-	-	1,589
Repayment of loan by an equity accounted investee	1,923	-	-	2,154
Proceeds from settlement of derivatives, net	-	532	532	-
Proceeds (investment) in restricted cash, net	22,580	(5,219)	(26,003)	25,295
Investment in short term deposit	-	-	(6,302)	-
Repayment of loan to others	-	3,500	3,912	-
Net cash used in investing activities	(55,359)	(46,706)	(68,862)	(62,016)

Cash flows from financing activities
Repayment of long-term loans	(2,804)	(4,158)	(5,844)	(3,141)
Repayment of Debentures	(26,923)	(4,532)	(9,836)	(30,161)
Cost associated with long term loans	-	-	(12,218)	-
Proceeds from options	-	19	19	-
Sale of shares in subsidiaries to non-controlling interests	-	14,062	13,936	-
Acquisition of shares in subsidiaries from non-controlling interests	-	-	(2,961)	-
Issuance of warrants	320	-	-	358
Issuance of ordinary shares	13,188	-	7,807	14,774
Proceeds from long term loans, net	80,584	58,894	59,298	90,275
Proceeds from issuance of Debentures, net	-	-	22,317	-
Net cash from financing activities	64,365	64,285	72,518	72,105

Effect of exchange rate fluctuations on cash and cash equivalents	(357)	(55)	259	(400)
Increase in cash and cash equivalents	6,723	18,653	7,627	7,532
Cash and cash equivalents at the beginning of the period	44,509	36,882	36,882	49,861
Cash and cash equivalents at the end of the period	51,232	55,535	44,509	57,393

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 1 - General

Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli company operating in the business of renewable energy and a power generator and developer of renewable energy and power projects in Europe and Israel. As of June 30, 2020, the Company owns five photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (ii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MWp. In addition, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (ii) 51% of Talasol Solar S.L.U which is constructing a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Talasol Project), (iii) Groen Gas Goor B.V. and Groen Gas Oude-Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, and (iv) 75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for the Company and other parties), which is promoting a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange under the trading symbol “ELLO”. The address of the Company’s registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv, Israel.

Effects of the spreading of the coronavirus

Following the outbreak of the coronavirus (Covid-19) in China in December 2019, and the spreading of Covid-19 to many other countries since the beginning of 2020, creating the current pandemic situation, there was a decrease in economic activity in many areas around the world, including Israel, Spain and Italy. The spread of the virus has led, inter alia, to a disruption in the supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries around the world and a decrease in the value of financial assets and commodities on the markets in Israel and the world. In recent months, Spain, Italy and Israel have experienced a resurgence in the number of Covid-19 cases, causing the local governments to renew restrictions and implement additional measures in order to attempt to curb the spread of the pandemic. Although the Company’s operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which the Company operates, in the event the restrictions continue, or new restrictions are imposed, the operations of the Company, including the projects under construction and development, may be adversely affected. Also, as a result of the Covid-19 pandemic, the electricity prices in the European markets declined due to the decrease in demand, resulting in a slight decrease in the Company’s revenues in Spain.  The electricity prices in the European markets have since increased and are currently close to the electricity prices that were in effect prior to the pandemic. The spread of Covid-19 and its implications may also indirectly affect the operations of the Company, for example through changes in the prices of oil resulting in a decrease in the electricity prices, and through reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability of corporate financing and lower returns on potential future investments.  As a result, the Company's business and operating results could be negatively affected. The extent to which the Covid-19 pandemic impacts the business of the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. These potential affects could last until a vaccine or successful treatment plan are developed and implemented worldwide.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated unaudited interim financial statements are the same as those applied by the Company in its annual financial statements for 2019.

A.          Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2019 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on September 24, 2020.

B.          Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

C.          New standards, amendments to standards and interpretations not yet adopted

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16, Leases, Interest Rate Benchmark Reform – Phase 2 ("the Amendments")

The Amendments include practical expedients regarding the accounting treatment of modifications in contractual terms that are a result of the interest rate benchmark reform (a reform that in the future will lead to the replacement of interest rates such as the Libor and Euribor). Thus for example:

-
When certain modifications are made in the terms of financial assets or financial liabilities as a result of the reform, the entity shall update the effective interest rate of the financial instrument instead of recognizing a gain or loss.

-	Certain modifications in lease terms that are a result of the reform shall be accounted for as an update to lease payments that depend on an index or rate.
-	Certain modifications in terms of the hedging instrument or hedged item that are a result of the reform shall not lead to the discontinuance of hedge accounting.

The Amendments are applicable retrospectively as from January 1, 2021 with early application permitted. All the amendments are applicable retrospectively by amending the opening balance of equity for the annual reporting period in which the amendment was adopted without a restatement of comparative data. Restatement of comparative data is permitted if this is possible without using "hindsight".

In the opinion of the Company, application of the Amendments is not expected to have a material effect on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Note 4 - Restricted Cash, Deposits and Marketable Securities

	June 30,	December 31,
	2020	2019
	€ in thousands
	Unaudited	Audited
Marketable securities (1)	2,226	2,242
Short-term restricted cash (2)	-	22,162
Short-term deposits (3)	6,439	6,446
Long-term restricted non-interest bearing bank deposits (4)	2,399	3,094
Restricted cash, long-term bank deposits (4)	7,876	7,862
Long-term restricted cash and deposits	10,275	10,956

1.	The Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 4.435% and a maturity date of December 30, 2020 and in 5.8% WACHOVIA Fixed Interest Float.
2.
On December 16, 2019, the Company announced its intention to repay the entire outstanding principal of the Company’s Series A Debentures on December 31, 2019. Due to technical issues related to the clearing system, the Company executed a regular principal repayment of NIS 20,034 thousand (approximately €5,160 thousand) and the repayment of the remaining outstanding principal balance repaid on January 5, 2020. On December 30, 2019, the funds designated for such repayment were transferred to the nominee company.

3.	Bank deposits with annual interest rate as of June 30, 2020 of 0.24%.
4.	Bank deposits used to secure obligations under loan agreements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 5 - Trade and Other Receivables

	June 30,	December 31,
	2020	2019
	€ in thousands
	Unaudited	Audited
Current Assets:
Trade and other receivables:
Government authorities	621	781
Income receivable	1,321	1,075
Interest receivable	38	38
Trade receivable	69	805
Inventory	167	284
Derivatives	43	94
Prepaid expenses and other	2,531	1,805
	4,790	4,882
Non-current Assets:
Long term receivables
Prepaid expenses associated with long term loans (1)	5,273	12,218
Annual rent deposits	30	30
Other	2	1
	5,305	12,249

(1)	Prepaid commission expenses paid in connection with the Talasol project finance obtained from financing entities.

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”)-

The Company, through its wholly owned subsidiary, Ellomay Clean Energy Ltd. (“Ellomay Energy”), entered into an Investment Agreement (the “Dori Investment Agreement”) with Amos Luzon Entrepreneurship and Energy Group Ltd. (formerly - Dori Group Ltd.) (the “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 860 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Dorad provided guarantees in favor of the Israeli Electricity Authority, the Israel Electric Corporation and Israel Natural Gas Lines Ltd. These guarantees were provided through Dorad’s shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. As of June 30, 2020 total performance guarantees provided by Dorad amounted to approximately NIS 172,000 thousand (approximately €44,300 thousand). The Company's indirect share of guarantees that Dorad provided through its shareholders is approximately NIS 16,000 thousand (approximately €4,100 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)-

Dorad and its shareholders are involved in several legal proceedings as follows:

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

In connection with the description of the petition to approve a derivative claim filed by Dory Energy and Hemi Raphael included in Note 6.A to the annual financial statements, evidentiary hearings were held during June, August and September 2020 and the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings are scheduled during the fourth quarter of 2020.

The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Petition to Approve a Derivative Claim filed by Edelcom

Please see above under “Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael” for updates in connection with the description of the petition to approve a derivative claim filed by Edelcom Ltd., one of the shareholders of Dorad (“Edelcom”), included in Note 6 to the annual financial statements. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Opening Motion filed by Zorlu

In connection with the description of the opening motion filed by Zorlu Enerji Elektrik Uretim A.S., one of the shareholders of Dorad (“Zorlu”), with the District Court in Tel Aviv asking the court to instruct Dorad to convene a shareholders meeting of Dorad to discuss and vote on the planning and construction of an additional power plant adjacent to the existing power plant, the parties filed their summations in writing during June and July 2020. On August 27, 2020, Dorad informed the District Court that the National Infrastructure Committee resolved, inter alia, to approve the presentation of the plan submitted by Doard in connection with the additional power plant to the District Committee’s and the public’s comments, subject to amendments. On September 9, 2020, Eilat-Ashkelon Infrastructure Services Ltd., one of the shareholders of Dorad, and its representatives on the Dorad board of directors submitted a response to the notice, claiming that the information included in the notice supports a rejection of the opening motion. Zurlo and Edelcom each filed a response on September 13, 2020 asking to remove the notice provided by Dorad from the District Court’s file. On September 17, 2020, the District Court ruled that the notice will not be removed from the file.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

B.          Pumped Storage Projects (“PSP”) –

On July 17, 2013 the Company entered into a loan agreement with Erez Electricity Ltd. ("Erez Electricity") that owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand was loaned to Erez Electricity. In November 2013 in connection with the sale of Erez Electricity's holdings in PSP to third parties, the Company and Erez Electricity reached an agreement according to which the Company was entitled to the repayment of the amount loaned including accrued interest and linkage, amounting to approximately NIS 1,000 thousand and entitled to additional compensation in the aggregate amount of NIS 6,700 thousand (approximately EUR 1,678 thousand) linked to the Israeli CPI and paid in two installments of NIS 1,200 thousand (EUR 260 thousand), which was received in July 2014 and NIS 5,500 thousand (approximately EUR 1,418 thousand), which was received in June 2020 upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase.

Note 7 - Financial Instruments

Fair value

(1)          Financial instruments - the composition of the derivatives

	June 30,	December 31,
	2020	2019
	€ in thousands
	Unaudited	Audited
Derivatives presented under current assets
Currency swap	43	94

Derivatives presented under non-current assets
Financial power swap	-	4,967
Currency swap	209	103
Forward contracts	-	92
	209	5,162

Derivatives presented under current liabilities
Swap contracts	(1,025)	(766)

Derivatives presented under non-current liabilities
Forward contracts	-	(344)
Financial power swap	(5,432)	-
Swap contracts	(8,720)	(6,919)
	(14,152)	(7,263)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)          Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2020
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	44,679	43,542	-	-
Loans from banks and others (including current maturities)	164,692	-	165,104	-	Future cash flows by the market interest rate on the date of measurement.
Discount rate of Euribor+ 2.53%, fix rate for 5 years 2.9%-3.1%, annual interest of Euribor with a margin (expected to be 1.76%), annual interest of 6 month Euribor with margin of 2%- 2.75% and 4.65% Linkage to Consumer Price Index in Israel.

	209,371	43,542	165,104	-

	December 31, 2019
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	71,584	73,211	-	-
Loans from banks and others (including current maturities)	93,320	-	94,677	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, fix rate for 5 years 2.9%-3.1% and 4.65% Linkage to Consumer price index in Israel.
	164,904	73,211	94,677	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)          Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2020
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	-	2,226	-	2,226	Market price

Swap contracts	-	(9,745)	-	(9,745)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	252	-	252
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	8,678	8,678
The fair value is measured by discounting the expected future loan repayments and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks. The discounting rate was estimated at approximately 6.4% and the expected yearly change of Israeli Consumer Price Index, during the expected lifetime of the loan, was estimated at approximately 1%.

Financial power swap	-	-	(5,432)	(5,432)
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

There have been no transfers from any Level to another Level during the six months ended June 30, 2020.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)          Fair value hierarchy of financial instruments measured at fair value (cont’d)

	December 31, 2019
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Income receivable in connection with the A.R.Z. electricity pumped storage project	-	-	1,418	1,418
The fair value of the income receivable in connection with the A.R.Z. electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Marketable securities	-	2,242	-	2,242	Market price

Forward contracts	-	(252)	-	(252)
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(7,685)	-	(7,685)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	197	-	197
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	10,595	10,595
The fair value is measured by discounting the expected future loan repayments and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks. The discounting rate was estimated at approximately 10% and the expected yearly change of Israeli Consumer Price Index, during the expected lifetime of the loan, was estimated at approximately 1%.

Financial power swap	-	-	4,967	4,967
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(4)          Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Income receivable in connection with the A.R.Z. electricity
pumped storage project
€ in thousands
Balance as at December 31, 2019	1,418

Compensation as per agreement with Erez Electricity Ltd.	(1,418)

Balance as at June 30, 2020	-

Financial assets
Dori Energy loan
€ in thousands

Balance as at December 31, 2019	10,595

Repayment of loan to an equity accounted investee	(2,505)
Total income recognized in profit or loss	386
Interest	294
Foreign Currency translation adjustments	(92)

Balance as at June 30, 2020	8,678

Financial assets
Financial power swap
€ in thousands

Balance as at December 31, 2019	4,967

Total loss is recognized in other comprehensive income	(10,399)

Balance as at June 30, 2020	(5,432)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Fixed assets

			Office
	Photovoltaic	Biogas	furniture and	Leasehold
	Plants	installations	equipment	Improvements	Total
	€ in thousands
Cost
Balance as at January 1, 2019	98,289	18,656	138	52	117,135
Additions	73,402	932	9	-	74,343
Disposals	(68,908)	-	-	-	(68,908)
Effect of changes in exchange rates	1	-	-	-	1
Balance as at December 31, 2019	102,784	19,588	147	52	122,571

Balance as at December 31, 2019	102,784	19,588	147	52	122,571
Additions	81,061	187	5	27	81,280
Disposals	-	-	-	(52)	(52)
Effect of changes in exchange rates	(1)	-	1	-	-
Balance as at June 30, 2020	183,844	19,775	153	27	203,799

Depreciation
Balance as at January 1, 2019	28,550	1,192	121	52	29,915
Depreciation for the year	4,383	1,353	8	-	5,744
Disposals	(27,477)	-	-	-	(27,477)
Balance as at December 31, 2019	5,456	2,545	129	52	8,182

Balance as at December 31, 2019	5,456	2,545	129	52	8,182
Depreciation for the year	416	726	4	1	1,147
Disposals	-	-	-	(52)	(52)
Effect of changes in exchange rates	-	-	1	-	1
Balance as at June 30, 2020	5,872	3,271	134	1	9,278

Carrying amounts
As at January 1, 2019	69,739	17,464	17	-	87,220
As at December 31, 2019	97,328	17,043	18	-	114,389
As at June 30, 2020	177,972	16,504	19	26	194,521

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 22 regarding operating segments in the annual financial statements.

Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Bio Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2020
	€ in thousands

Revenues	-	1,241	2,060	-	2,437	28,836	-	34,574	(30,360)	4,214
Operating expenses	-	(227)	(154)	-	(1,765)	(22,841)	-	(24,987)	22,841	(2,146)
Depreciation expenses	-	(453)	(1,174)	(28)	(726)	(2,600)	-	(4,981)	3,534	(1,447)
Gross profit (loss)	-	561	732	(28)	(54)	3,395	-	4,606	(3,985)	621
Project development costs										(2,338)
General and
administrative expenses										(2,204)
Share of profits of equity
accounted investee										850
Other income, net										-
Operating loss										(3,071)
Financing income										886
Financing income in connection
with derivatives and warrants, net										1,099
Financing expenses, net										(3,095)
Loss before taxes
on Income										(4,181)
Segment assets as at
June 30, 2020	518	15,841	37,096	190,768	18,395	110,970	2,318	375,906	(14,280)	361,626

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Bio Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2019
	€ in thousands

Revenues	5,274	1,553	2,151	-	2,941	29,890	-	41,809	(31,506)	10,303
Operating expenses	(582)	(274)	(169)	-	(2,430)	(23,755)	-	(27,210)	23,755	(3,455)
Depreciation expenses	(1,710)	(450)	(1,107)	-	(659)	(2,414)	-	(6,340)	3,297	(3,043)
Gross profit (loss)	2,982	829	875	-	(148)	3,721	-	8,259	(4,454)	3,805
Project development costs										(2,714)
General and
administrative expenses										(1,879)
Share of profits of equity
accounted investee										31
Other income, net										-
Operating loss										(757)
Financing income										870
Financing income in connection
with derivatives and warrants, net										460
Financing expenses, net										(4,457)
Loss before taxes
on Income										(3,884)
Segment assets as at
June 30, 2019	54,194	18,591	37,104	105,228	18,808	109,492	2,631	346,048	(57,967)	288,081

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2019
	€ in thousands

Revenues	10,082	2,987	4,114	-	4,786	63,416	-	85,385	(66,397)	18,988
Operating expenses	(1,422)	(504)	(325)	-	(4,387)	(48,558)	-	(55,196)	48,558	(6,638)
Depreciation	(3,668)	(903)	(2,271)	(30)	(1,353)	(5,031)	-	(13,256)	6,840	(6,416)
Gross profit (loss)	4,992	1,580	1,518	(30)	(954)	9,827	-	16,933	(10,999)	5,934
Project development costs										(4,213)
General and
administrative expenses										(3,827)
Share of profits (loss) of
equity accounted investee										3,086
Other income, net										(2,100)
Capital gain (loss)										18,770
Operating profit										17,650
Financing income										1,827
Financing income in connection
with derivatives and warrants, net										897
Financing expenses, net										(10,877)
Profit before taxes on
Income										9,497
Segment assets as at
December 31, 2019	-	16,324	38,942	118,848	18,463	116,561	2,473	311,611	(1,439)	310,172

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 10 - Loans and Borrowings

The Talasol Project Finance –

					June 30, 2020
		Original	Interest	Payment	Face	Carrying
Identity of	Loan	amount of	Mechanism	date of	value	amount
borrower	date	loan	and rate	principal	€ in thousands
Talasol Project Finance	February 2020	80.4 million EUR	Annual interest of Euribor with a margin (expected to be 1.76%) and annual interest of 6 month Euribor with margin of 2%- 2.75%.	March 31 and September 30 of each of the years 2021-2033	80,353	92,853

			Less current maturities		727	1,906

			Total material Company loans issued in the period		79,626	90,947

On April 30, 2019, the Talasol Project reached financial closing. The Talasol Project Finance includes the following facilities:

a.
A term facility in the amount of approximately €65.9 million, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor and synchronous with the applicable interest period described below) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the power hedge agreement that Talasol entered into last June (the “PPA”, i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility. Since February, 2020, an amount of approximately €40.4 million was drawn down on account of this Loan. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately €3.7 million;

b.
A revolving debt service reserve facility in the amount of €4.45 million, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (a) above has been repaid in full. Loan amounts drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.5% until technical completion, (ii) 2.25% from technical completion until the 5th anniversary of technical completion, (iii) 2.50% from the 5th anniversary of technical completion until the termination date of the PPA, and (iv) 2.75% from the termination date of the PPA until the termination date;

c.
A VAT facility in the amount of €6.67 million, with a term ending on June 30, 2021, repaid by using balances available in the VAT reimbursement account but in no event later than June 30, 2021. Loan amounts drawn from this facility will bear an annual interest of 1 month Euribor (with a zero floor) plus a margin of 2%. An amount of approximately €0.1 million was drawn down on account of this Loan;

d.
A letter of credit facility in the initial amount of €12 million, with a term ending on September 30, 2030, to be repaid in full on its termination date and bearing an annual interest of (i) 1.25% for amounts cash covered, and (ii) 2% for any other amounts;

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 10 - Loans and Borrowings (cont’d)

The Talasol Project Finance (cont’d) –

e.
A term facility in the amount of €65 million from EIB, granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of Euribor synchronous with the applicable interest period described below plus a margin (expected to be 1.76%). Since February, 2020, an amount of approximately €39.9 million was drawn down on account of this Loan. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately €3.7 million; and

f.
A revolving debt service reserve facility from the EIB in the amount of €4.45 million granted by EIB under the Investment Plan for Europe, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (e) above has been repaid in full. Loans drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor) plus a margin, which is expected to be similar to the CFL Debt Service Reserve Facility under (b) above.

During the construction period, interest payments on the term, revolving debt and VAT facilities will be made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The VAT facilities’ interest period, however, remains on a monthly basis. The agreements executed in connection with the Talasol Project Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation.

The Talasol Project Finance documents require that security interests be provided in connection with the following: (i) Talasol’s shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxemburg), (ii) pledges over accounts, (iii) pledges over Talasol Project’s documents, (iv) pledges over receivables under the shareholders loans, (v) security assignment of hedging claims and (vi) promissory equipment mortgage.

In connection with the Talasol Project Finance, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Talasol and the Company undertook separately to (indirectly) retain at least 50.1% of the shares in Talasol and not to buy any debt of, or hedging claims against, Talasol from the entities providing the financing to the Talasol Project.

On April 30, 2019, Talasol entered into a swap agreement, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 0.9412%.

As the financing was structured for the term of the PPA signed in connection with the Talasol Project (ten years) plus additional three years beyond the term of the PPA, the Talasol Project Finance documentation requires Talasol to prepay the term loans via cash-sweeps to ensure that the term loans are repaid in full until the termination date of the PPA. Talasol has the option to place the relevant cash sweep amounts on a reserve account instead, and, in the event it enters into a satisfactory new power purchase agreement or power hedge agreement, the amounts on the reserve account may be transferred to the operating account of Talasol, to the extent they are not required in prepayment of the term loans to ensure that during the remainder of the term loans the base case ratios are complied with.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 11 – Subsequent Events

I.
On July 20, 2020, the Company issued 450,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was set at NIS 70.5 (approximately €18.9). The gross proceeds to the Company in connection with the private placement were NIS 31.7 million (approximately €8.2 million).

II.
In July 2020 the Company was one of the winners of a first-in-kind quota tender process published by the Israeli Electricity Authority (the “Authority”) for combined photovoltaic and electricity storage facilities in Israel. The Authority accepted bids in an aggregate quota of 168 MW from several entities, among them two bids of the Company in an aggregate quota of 20 MW. The tariff per kWh determined in the tender process is NIS 0.199. This tariff is linked to the Israeli CPI and is valid for a period of 23 years commencing on the commercial operation of each relevant facility. The tender process was for a quota and the Company is currently examining and expects to further examine potential sites for the construction of the facilities. With respect to each project, the Company shall be required to obtain approvals, if applicable, from the Israel Land Authority in connection with the site for such project, and to take all other actions necessary for the promotion of such project. Pursuant to the terms of the tender, the Company is further required to receive approvals for connection to the electricity grid and a grid synchronization approval from the Israeli Electric Company within up to 37 months. In addition, the Company provided a performance guarantee in an aggregate amount of NIS 12 million. The continued development and construction of the facilities depends upon various factors, including, but not limited to, the Company’s ability to locate sites for construction, enter into EPC agreements and obtain project finance and all other required approvals, all upon terms acceptable to the Company. Therefore, there is no assurance as to whether and when such process will be completed.